January 3, 2020

Max Khan
President and Chief Executive Officer
LifeQuest World Corp.
100 Challenger Road, 8th Floor
Ridgefield Park, NJ 07660

       Re: LifeQuest World Corp.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed December 23, 2019
           File No. 024-11073

Dear Mr. Khan:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Directors and Executive Officers and Corporate Governance
Significant Employees, page 31

1. We note your response to our prior comment 3 and reissue the comment in part. Please revise your disclosure to clearly describe the business experience during the past five years of Mr. Tanmay, including his principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401 of
      Regulation S-K.
 Max Khan
LifeQuest World Corp.
January 3, 2020
Page 2
Executive Compensation, page 33

2. We note the disclosure regarding the new employment agreements with Messrs. Khan and
      Kutluca. Please file such employment agreements as exhibits to your offering statement.
Lifequest World Corp.
Notes to Financial Statements
Note 8 - Merger Agreement, page F-11

3. Your response to prior comment 6 states that Biopipe Global did not have an operating history prior to the merger. Please clarify this statement as disclosure in your filing states that the BioPipe system has been installed in multiple countries. In this context, your response should explain whether you completed an asset acquisition or a business combination as defined in ASC 805.
Biopipe Global AG Financial Statements and Pro Formas, page F-24

4. It does not appear that the financial statement information provided for Biopipe Global
      AG and the pro forma information complies with Form 1-A, Part F/S
(b)(7)(iii) and
      (b)(7)(iv). In this regard, the financial statements do not appear to be complete and do not include interim information for the period preceding the acquisition date. Additionally, it does not appear that the pro forma information shows the effects of the acquisition as described in Rule 8-05 of Regulation S-X. Revise this information accordingly.
Exhibits

5. We note your response to our prior comment 7. Please file as an exhibit to your offering statement a copy of counsel's updated legal opinion covering the laws of the State of
      Minnesota.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameMax Khan
                                                             Division of
Corporation Finance
Comapany NameLifeQuest World Corp.
                                                             Office of Energy &
Transportation
January 3, 2020 Page 2
cc:       Sean Doney, Esq.
FirstName LastName